SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B -25
                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q

             [   ] Form N-SAR

            For Period Ended: MARCH 31, 2003
                              --------------

      [   ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q

      [   ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR

      [   ] Transition Report on Form 11-K

            For the Transition Period Ended: _________________________________

   READ ATTACHED INSTRUCTIONS SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the  notification  relates  to a portion  of the  filing  checked
above,    identity   the   items(s)   to   which   the   notification   relates:
____________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant: PRESIDION CORPORATION

Former name if applicable: MEDIABUS NETWORKS, INC.
                           -----------------------

Address of principal executive office (Street and Number):

                          755 W. BIG BEAVER, SUITE 1700
                          -----------------------------

City, state and zip code: TROY, MI 48084
                          --------------

                                                                     FORM 12B-25


                                     PART II
                             RULE 12-B25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c) The  accountant's  statement or other exhibit  required by Rule 12b-25
      (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant has not had an opportunity to gather all of the information required in the Form 10-Q. In order to gather such information, the Registrant respectfully requests an extension of up to five (5) calendar days to prepare and finalize the Form 10-Q for the quarter ended March 31, 2003. As a result of the aforementioned circumstances, the Company is unable to file its Form 10-Q for the quarter ended March 31, 2003 by May 15, 2003 without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

                  JAMES E. BAIERS         (248)             269-9600
                  ------------------------------------------------------------
                   Name                   (Area Code)       (Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Registrant Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes [X] No

      FORM  8-K/A  DATE  OF  REPORT:  FEBRUARY  11,  2003.  (ITEM  7.  FINANCIAL
      --------------------------------------------------------------------------
      STATEMENTS AND EXHIBITS.)
      ------------------------

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. [ ] Yes [X] No If so, attach an explanation of the anticipated change, both narrativley and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              PRESIDION CORPORATION
                  (Name of Registrant as Specified in Charter)

      has cause this notification to be signed on its behalf by the undersigned hereunto duly authorized.




       Date:   May 16, 2003               By:  /s/ Craig A. Vanderburg
            ------------------                 ------------------------------
                                               Craig A. Vanderburg, President